Filed Pursuant to Rule 433

Registration Statement No. 333-252947

Pricing Term Sheet

May 17, 2021

Union Pacific Corporation

$850,000,000 2.375% Notes due 2031 (the “2031 Notes”)

$1,000,000,000 3.200% Notes due 2041 (the “2041 Notes”)

$650,000,000 3.550% Notes due 2061 (the “2061 Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P):	Baa1/A-*

Principal Amount:	2031 Notes: $850,000,000 2041 Notes: $1,000,000,000 2061 Notes: $650,000,000

Trade Date:	May 17, 2021

Settlement Date:	May 20, 2021 (T+3)**

Maturity Date:	2031 Notes: May 20, 2031 2041 Notes: May 20, 2041 2061 Notes: May 20, 2061

Interest Payment Dates:

2031 Notes: May 20 and November 20, commencing on November 20, 2021

2041 Notes: May 20 and November 20, commencing on November 20, 2021

2061 Notes: May 20 and November 20, commencing on November 20, 2021

Coupon:	2031 Notes: 2.375% 2041 Notes: 3.200% 2061 Notes: 3.550%

Price to Public:

2031 Notes: 100.000% of Principal Amount, plus accrued interest from May 20, 2021, if any

2041 Notes: 99.971% of Principal Amount, plus accrued interest from May 20, 2021, if any

2061 Notes: 99.491% of Principal Amount, plus accrued interest from May 20, 2021, if any

Yield to Maturity:	2031 Notes: 2.375% 2041 Notes: 3.202% 2061 Notes: 3.574%

Benchmark Treasury:	2031 Notes: 1.625% UST due May 15, 2031 2041 Notes: 1.875% UST due February 15, 2041 2061 Notes: 1.875% UST due February 15, 2051

Benchmark Treasury Price/Yield:	2031 Notes: 99-26 / 1.645% 2041 Notes: 93-22+ / 2.272% 2061 Notes: 89-12+ / 2.374%

Spread to Benchmark Treasury:	2031 Notes: +73 basis points 2041 Notes: +93 basis points 2061 Notes: +120 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to February 20, 2031 for the 2031 Notes, November 20, 2040 for the 2041 Notes and November 20, 2060 for the 2061 Notes, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points, in the case of the 2031 Notes, 15 basis points, in the case of the 2041 Notes and 20 basis points, in the case of the 2061 Notes, plus, in each case, accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after February 20, 2031 for the 2031 Notes, November 20, 2040 for the 2041 Notes and November 20, 2060 for the 2061 Notes, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	2031 Notes: 907818 FU7 / US907818FU72 2041 Notes: 907818 FT0 / US907818FT00 2061 Notes: 907818 FV5 / US907818FV55

Denominations:	$1,000 x $1,000

Concurrent Debt Offerings:	The Issuer is concurrently offering the 2031 Notes, the 2041 Notes and the 2061 Notes.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

CastleOak Securities, L.P.

Fifth Third Securities, Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that the 2031 Notes, the 2041 Notes and the 2061 Notes (collectively, the “Notes”) will be delivered against payment therefor on or about May 20, 2021, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. (toll-free) at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, Credit Suisse Securities (USA) LLC (toll-free) at 1-800-221-1037, J.P. Morgan Securities LLC (collect) at 1-212-834-4533 or Morgan Stanley & Co. LLC. (toll-free) at 1-866-718-1649.

This pricing term sheet supplements, and should be read in conjunction with, the Issuer’s preliminary prospectus supplement dated May 17, 2021 and the accompanying prospectus dated February 10, 2021 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.